UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

TOHO TITANIUM KABUSHIKI KAISHA

(Name of Subject Company)

TOHO TITANIUM CO., LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

JX Advanced Metals Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Mayu Noda

General Manager, Legal Department

JX Advanced Metals Corporation

10-4, Toranomon 2-chome, Minato-ku, Tokyo, Japan

(Telephone +81-3-6433-6000)

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, has been included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on February 26, 2026.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description

99.1	Notice Regarding Execution of Share Exchange Agreement (Simplified Share Exchange) and Business Integration Agreement for JX Advanced Metals Corporation to Make Toho Titanium Co., Ltd. its Wholly-Owned Subsidiary Company, dated February 25, 2026

99.2	Notice Regarding Conversion by JX Advanced Metals Corporation of Toho Titanium Co., Ltd. into a Wholly-Owned Subsidiary Company, dated February 25, 2026

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yoshiyuki Kawaguchi
(Signature)

Yoshiyuki Kawaguchi
Executive Officer
JX Advanced Metals Corporation
(Name and Title)

February 26, 2026
(Date)